                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. ______)



                                 REDDING BANCORP
                                (Name of Issuer)



                          COMMON STOCK, $ NO PAR VALUE
                         (Title of Class of Securities)



                                       N/A
                       -----------------------------------
                                 (CUSIP Number)


                                February 6, 2002
                       -----------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)


        Check the appropriate box to designate the rule pursuant to which this schedule is filed:

             [ ]      Rule 13d-1(b)

             [ ]      Rule 13d-1(c)

             [X]      Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                Page 1 of 4 Pages

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1.      Names of Reporting Persons                   Gilbert Goetz

                                                     Irene Goetz

        SS or I.R.S. Identification                  ###-##-####

        Nos. of Above Persons                        ###-##-####

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2.      Check the Appropriate Box if a Member of a Group

        (a)    [ ]
        (b)    [ ]

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3.      SEC Use Only

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4.      Citizenship or Place of Organization                United States

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                      5.      Sole Voting Power

  Number of           ----------------------------------------------------------
    Shares
 Beneficially         6.     Shared Voting Power            143,534
  Owned by
     Each             ----------------------------------------------------------
  Reporting
    Person            7.     Sole Dispositive Power
     With
                      ----------------------------------------------------------

                      8.     Shared Dispositive Power

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9.      Aggregate Amount Beneficially Owned
        by Each Reporting Person                            143,534

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10.     Check if the Aggregate Amount
        in Row 9 Excludes Certain Shares
        (see Instructions)  [ ]

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11.     Percent of Class Represented by Amount in Row 9               5.31%

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12.     Type of Reporting Person                                         IN

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Item 1(a)       Name of Issuer:   Redding Bancorp

Item 1(b)       Address of Issuer's Principal Executive Offices:
                  1951 Churn Creek Road, Redding, CA 90062


Item 2(a)       Name of Person Filing:   Linda J. Miles, Chief Financial Officer


Item 2(b)       Address of Principal Business Office or, if None, Residence:
                              c/o Redding Bancorp
                              1951 Churn Creek Road
                              Redding, CA 90062

Item 2(c)       Citizenship:   United States

Item 2(d)       Title of Class of Securities:   Common Stock


Item 2(e)       CUSIP Number:  75727P108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

        (a)     [ ]    Broker or Dealer registered under section 15 of the Act

        (b)     [ ]    Bank as defined in section 3(a)(6) of the Act

        (c)     [ ]    Insurance Company as defined in section 3(a)(19) of the
                       Act

        (d)     [ ]    Investment Company registered under section 8 of the
                       Investment Company Act

        (e)     [ ]    Investment Adviser registered under section 203 of the
                       Investment Advisers Act of 1940

        (f)     [ ]    Employee Benefit Plan, Pension Fund which is subject to
                       the provisions of the Employee Retirement Income Security
                       Act of 1974 or Endowment Fund

        (g)     [ ]    Parent Holding Company, in accordance with section
                       240.13d-1(b)(ii)(G)

        (h)     [ ]    Group, in accordance with section 240.13d-1(b)(1)(ii)(H)



                                Page 3 of 4 Pages

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Item 4.         Ownership.

        (a)     Amount Beneficially Owned:      143,534

        (b)     Percent of Class:  5.31%

        (c)     Number of shares as to which such person has:

                (i)      sole power to vote or to direct the vote:

                (ii)     shared power to vote or to direct the vote:  143,534

                (iii)    sole power to dispose or to direct the disposition of:

                (iv) shared power to dispose or to direct the disposition of:


Item 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                N/A

Item 8.         Identification and Classification of Members of the Group.

                N/A

Item 9.         Notice of Dissolution of Group.

                N/A

Item 10.        Certification.

                N/A

                                    Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                Dated:  February 6, 2002.     /s/    Gilbert  Goetz
                                          --------------------------------------
                                                     & Irene Goetz



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